As filed with the Securities and Exchange Commission on November 23, 2005
Registration Number: 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INSEQ CORPORATION
(Exact name of Registrant as specified in Charter)

Delaware	20-3148296
(State of Incorporation)	(I.R.S. Employer I.D. Number)

111 Howard Blvd., Suite 108, Mt. Arlington, NJ 07856
(Address of Principal Executive Offices)

2005 STOCK AND STOCK OPTION PLAN
(Full Title of Plan)

JAMES L. GRAINER
Inseq Corporation
111 Howard Blvd., Suite 108
Mt. Arlington, NJ 07856

                                    (973) 398-8183
(Name, Address and Telephone Number of Agent for Service)

Copy to:
ROBERT BRANTL, ESQ.
322 Fourth Street
Brooklyn, NY 11215
(718) 768-6045

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $.001 par value	500,000,000 shares	$0.0027	$1,350,000	$158.90

(1)
This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2)
The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 500,000,000 shares by $0.0027, the closing price of shares of the Common Stock on the OTC Bulletin Board on November 21, 2005.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

Inseq Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)	Inseq’s Annual Report on Form 10-KSB for the year ended December 31, 2004;

(b)	Inseq’s Current Report on Form 8-K dated January 21, 2005;

(c)	Inseq’s Current Report on Form 8-K dated February 7, 2005;

(d)	Inseq’s Current Report on Form 8-K dated March 15, 2005;

(e)	Inseq’s Current Report on Form 8-K dated March 31, 2005;

(f)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2005;

(g)	Inseq’s Current Report on Form 8-K dated April 1, 2005;

(h)	Inseq’s Current Report on Form 8-K dated April 4, 2005;

(i)	Inseq’s Current Report on Form 8-K dated May 27, 2005;

(j)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended June 30, 2005;

(k)	Inseq’s Current Report on Form 8-K dated July 13, 2005;

(l)	Inseq’s Current Report on Form 8-K dated August 7, 2005;

(m)	Inseq’s Current Report on Form 8-K dated September 19, 2005;

(n)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2005;

(o)	the description of Inseq Common Stock contained in its Registration Statement on Form SB-2 (No. 333-49166).

Inseq is also incorporating by reference all documents hereafter filed by Inseq pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4.	Description of Securities.

Not Applicable.

Item 5.	Interests of Named Experts and Counsel.

Robert Brantl, Esq., counsel to Inseq, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of Inseq.

Item 6.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7.	Exemption from Registration Claimed.

Not applicable.

Item 8.	Exhibits.

4.1	2005 Stock and Stock Option Plan

5	Opinion of Robert Brantl, Esq.

23.1	Consent of Rosenberg Rich Baker Berman & Co., C.P.A., P.A.

23.2	Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9.	Undertakings.

Inseq hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Inseq pursuant to the provisions of the Delaware General Corporation Law or otherwise, Inseq has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Inseq of expenses incurred or paid by a director, officer or controlling person of Inseq in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Inseq will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REOFFER PROSPECTUS

INSEQ CORPORATION

500,000,000 Shares of Common Stock

The shares are being offered by persons who are officers, directors or otherwise control persons of Inseq Corporation. They acquired the shares from Inseq, either as the recipients of grants of stock or by exercising stock options issued to them by Inseq.

The selling shareholders intend to sell the shares into the public market from time to time. The shareholders will negotiate with the market makers for Inseq common stock to determine the prices for each sale. They expect each sale price to be near to the market price at the time of the sale.

Inseq common stock is listed for trading on the OTC Bulletin Board under the trading symbol “INSQ.OB.”

Purchase of Inseq common stock involves substantial risk. Please see “Risk Factors,” which begins on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Inseq Corporation
111 Howard Blvd., Suite 108
Mt. Arlington, NJ 07856
973-398-8183

The date of this prospectus is November 23, 2005

TABLE OF CONTENTS

RISK FACTORS	-2-

SELLING SHAREHOLDERS	-6-

OTHER AVAILABLE INFORMATION	-7-

INDEMNIFICATION	-8-

RISK FACTORS

You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

There is substantial doubt concerning our ability to continue as a going concern.

INSEQ incurred a loss of $1,307,300 during the nine months ended September 30, 2005, and INSEQ had approximately $111,589 in cash at September 30, 2005. These matters raise substantial doubt about INSEQ’s ability to continue as a going concern. Management’s plans include raising additional proceeds from debt and equity transactions and completing strategic acquisitions.

The issuance of shares under our agreements with Cornell and Highgate could increase our outstanding shares by over 9%.

While Cornell and Highgate are subject to restrictions on conversion of their respective debentures limiting their ownership to 9.9% of our common stock, upon default the Cornell and Highgate Debentures could be converted into 350,000,000 shares at the market price on September 30, 2005. The issuance of these shares would dilute the interest of our current shareholders by over 9%.

The conversion of our convertible debentures, the exercise of our outstanding warrants and options and INSEQ’s various anti-dilution and price-protection agreements could cause the market price of our common stock to fall, and may have dilutive and other effects on our existing stockholders.

The conversion of our outstanding convertible debentures (including the Cornell Debenture and Highgate Debenture), and the exercise of our outstanding warrants and options could result in the issuance of up to 350,000,000 shares of common stock, assuming all outstanding warrants and options are currently exercisable. Such issuances would reduce the percentage of ownership of our existing common stockholders and could, among other things, depress the price of our common stock. This result could detrimentally affect our ability to raise additional equity capital. In addition, the sale of these additional shares of common stock may cause the market price of our stock to decrease.

We may be unable to satisfy our current debts.

At September 30, 2005, our current liabilities exceeded our current assets by $546,462. In addition, our long-term liabilities of $2.3 million, including about $1.5 million in convertible debentures due to Cornell and Highgate, were offset by only $773,121 in fixed assets and $3.0 million in intangible assets. We cannot afford to pay our debts out of our operating cash flows. Therefore our ability to operate will be significantly impaired if we cannot reduce the Cornell and Highgate debt with registered stock.

We lack capital to fund our operations.

During the nine months ended September 30, 2005 our operations used $435,535 in cash. In addition, during those nine months we were required to make payments on some of our outstanding debts. Loans from some of our shareholders funded both the cash shortfall from operations and our debt service. Those individuals may not be able to continue to fund our operations or our debt service. Therefore, we will be unable to implement our business plan unless we obtain new sources of capital.

Our operations will suffer if we are unable to manage our rapid growth.

We are currently experiencing a period of rapid growth through internal expansion and strategic acquisitions. This growth has placed, and could continue to place, a significant strain on our management, personnel and other resources. Our ability to grow will require us to effectively manage our collaborative arrangements and to continue to improve our operational, management, and financial systems and controls, and to successfully train, motivate and manage our employees. If we are unable to effectively manage our growth, we may not realize the expected benefits of such growth, and such failure could result in lost sales opportunities, lost business, difficulties operating our assets and could therefore significantly impair our financial condition.

We may have difficulty integrating our recent acquisition into our existing operations.

Acquisitions will involve the integration of companies that have previously operated independently from us, with focuses on different geographical areas. We may not be able to fully integrate the operations of these companies without encountering difficulties or experiencing the loss of key employees or customers of such companies. In addition, we may not realize the benefits expected from such integration.

Our use of percentage of completion accounting could result in a reduction or elimination of previously reported profits.

A substantial portion of our revenues are recognized using the percentage-of-completion method of accounting. This method of accounting results in us recognizing contract revenue and earnings over the term of a contract in the same periodic proportions as we incur costs relating to the contract. Earnings are recognized periodically, based upon our estimate of contract revenues and costs, except that a loss on a contract is recognized in full as soon as we determine that it will occur. Since the future reality may differ from our estimates, there is with each contract a risk that actual earnings may be less than our estimate. In that event, we are required to record an elimination of previously recognized earnings.

We will be unable to service our customers unless we can continue to retain top quality subcontractors and equipment manufacturers at favorable prices.

We rely on third party subcontractors and equipment manufacturers to complete our projects. The quality and timeliness of the services and equipment they provide determines, in part, the quality of our work product and our resulting reputation in the industry. In addition, if the amount we are required to pay for their services and equipment exceeds the amount we have calculated in bidding for a fixed-price contract, we will lose money on the contract. If we are unable to maintain relationships with subcontractors and manufacturers who will fill our requirements at a favorable price, our business will suffer.

Our failure to attract qualified engineers and management personnel could hinder our success.

Our ability to attract and retain qualified engineers and other professional personnel when we need them will be a major factor in determining our future success. There is a very competitive market for individuals with advanced engineering training, and we are not assured of being able to retain the personnel we will need.

Key personnel are critical to our business and our future success depends on our ability to retain them.

Our success depends on the contributions of our key management, environmental and engineering personnel. The loss of these officers could result in lost sales opportunities, lost business, difficulties operating our assets, difficulties raising additional funds and could therefore significantly impair our financial condition. Our future success depends on our ability to retain and expand our staff of qualified personnel, including environmental technicians, sales personnel and engineers. Without qualified personnel, we may incur delays in rendering our services or be unable to render certain services. We may not be successful in our efforts to attract and retain qualified personnel as their availability is limited due to the demand of hazardous waste management services and the highly competitive nature of the hazardous waste management industry. We do not maintain key person insurance on any of our employees, officers or directors.

Some of our existing stockholders can exert control over us and may not make decisions that further the best interests of all stockholders.

Our officers, directors and principal stockholders (greater that 5% stockholders) together control approximately 70% of our outstanding common stock and 100% of Series C preferred stock. Series C preferred stock votes on an as converted basis as one share of common stock. As a result, these stockholders, if they act individually or together, may exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change in control may be in the best interest of all stockholders. Furthermore, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

INSEQ is not likely to hold annual shareholder meetings in the next few years.

Delaware corporation law provides that members of the board of directors retain authority to act until they are removed or replaced at a meeting of the shareholders. A shareholder may petition the Delaware Court of Chancery to direct that a shareholders meeting be held. But absent such a legal action, the board has no obligation to call a shareholders meeting. Unless a shareholders meeting is held, the existing directors elect directors to fill any vacancy that occurs on the board of directors. The shareholders, therefore, have no control over the constitution of the board of directors, unless a shareholders meeting is held. Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved. Kevin Kreisler James L. Grainer, who are currently the sole directors of INSEQ were appointed to that position by the previous directors. If other directors are added to the Board in the future, it is likely that Mr. Kreisler and Mr. Grainer will appoint them. As a result, the shareholders of INSEQ will have no effective means of exercising control over the operations of INSEQ.

Investing in our stock is highly speculative and you could lose some or all of your investment.

The value of our common stock may decline and may be affected by numerous market conditions, which could result in the loss of some or the entire amount invested in our stock. The securities markets frequently experience extreme price and volume fluctuations that affect market prices for securities of companies generally and very small capitalization companies such as us in particular.

The volatility of the market for INSEQ common stock may prevent a shareholder from obtaining a fair price for his shares.

The common stock of INSEQ is quoted on the OTC Bulletin Board. It is impossible to say that the market price on any given day reflects the fair value of INSEQ, since the price sometimes moves up or down by 50% in a week’s time. A shareholder in INSEQ who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

Our common stock qualifies as a "penny stock" under SEC rules which may make it more difficult for our stockholders to resell their shares of our common stock.

Our common stock trades on the OTC Bulletin Board. As a result, the holders of our common stock may find it more difficult to obtain accurate quotations concerning the market value of the stock. Stockholders also may experience greater difficulties in attempting to sell the stock than if it were listed on a stock exchange or quoted on the NASDAQ National Market or the NASDAQ Small-Cap Market. Because our common stock does not trade on a stock exchange or on the NASDAQ National Market or the NASDAQ Small-Cap Market, and the market price of the common stock is less than $5.00 per share, the common stock qualifies as a "penny stock." SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock affects the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

Only a small portion of the investment community will purchase “penny stocks” such as our common stock.

INSEQ common stock is defined by the SEC as a “penny stock” because it trades at a price less than $5.00 per share. INSEQ common stock also meets most common definitions of a “penny stock,” since it trades for less than $1.00 per share. Many brokerage firms will discourage their customers from purchasing penny stocks, and even more brokerage firms will not recommend a penny stock to their customers. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not consider a purchase of a penny stock due, among other things, to the negative reputation that attends the penny stock market. As a result of this widespread disdain for penny stocks, there will be a limited market for INSEQ common stock as long as it remains a “penny stock.” This situation may limit the liquidity of your shares.

SELLING SHAREHOLDERS

The table below contains information regarding the individuals who are using this prospectus to offer common shares.

Selling Shareholder	Position	Shares Owned Before Offering	Number of Shares Offered	Shares Owned After Offering	Percentage of Class Held After Offering

OTHER AVAILABLE INFORMATION

Inseq Corporation is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a)	Inseq’s Annual Report on Form 10-KSB for the year ended December 31, 2004;

(b)	Inseq’s Current Report on Form 8-K dated January 21, 2005;

(c)	Inseq’s Current Report on Form 8-K dated February 7, 2005;

(d)	Inseq’s Current Report on Form 8-K dated March 15, 2005;

(e)	Inseq’s Current Report on Form 8-K dated March 31, 2005;

(f)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended March 31, 2005;

(g)	Inseq’s Current Report on Form 8-K dated April 1, 2005;

(h)	Inseq’s Current Report on Form 8-K dated April 4, 2005;

(i)	Inseq’s Current Report on Form 8-K dated May 27, 2005;

(j)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended June 30, 2005;

(k)	Inseq’s Current Report on Form 8-K dated July 13, 2005;

(l)	Inseq’s Current Report on Form 8-K dated August 7, 2005;

(m)	Inseq’s Current Report on Form 8-K dated September 19, 2005;

(n)	Inseq’s Quarterly Report on Form 10-QSB for the Quarter ended September 30, 2005;

(o)	the description of Inseq Common Stock contained in its Registration Statement on Form SB-2 (No. 333-49166).

Inseq is also incorporating by reference all documents hereafter filed by Inseq pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Upon written request, Inseq will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to James L. Grainer, Inseq Corporation, 111 Howard Boulevard, Suite 108, Mt. Arlington, NJ 07856.

Inseq files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

INDEMNIFICATION

Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 145 further provides that indemnification shall be provided if the party in question is successful on the merits.

Our certificate of incorporation provides that members of our board of directors are protected against personal liability to the fullest extent permitted by Delaware corporate law. Delaware corporate law permits a Delaware corporation to eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty, except for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, improper payment of dividends, or transactions in which the director derived an improper personal benefit.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

*     *     *     *     *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Inseq Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Mt. Arlington and the State of New Jersey on the 23rd day of November, 2005.

INSEQ CORP.

By:	/s/ James L. Grainer
James L. Grainer, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on November 23, 2005.

/s/ James L. Grainer
James L. Grainer, Director,
Chief Executive Officer,
Chief Financial Officer,
Chief Accounting Officer

/s/ Kevin Kreisler
Kevin Kreisler, Director